Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is prepared as of April 30, 2026 and is intended to help the reader understand Magnitude International Ltd (“we”, “our”, “us” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the unaudited interim condensed consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for the Six Months Ended October 31, 2024 and 2025 (the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company’s other public filings, which are available on the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system on the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities, and events or developments that the Company expects are forward- looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company’s other public filings with the SEC.

Overview

We are a mechanical and electrical engineering service provider that specializes in electrical works in Singapore and we have participated in numerous private and public sectors green field and brown field projects, mainly involving residential or mixed development type properties. We were founded in 2012 by Mr. Lim, our Chief Executive Officer. Our Executive Officers, including Mr. Lim, Mr. Sam, Mr. Sim Zhong Min, or Mr. Sim, and Mr. Loh Tuck Wei, or Mr. Loh, have over 31, 23, 19 and 27 years of experience in the field, respectively. As of October 31, 2025, we were equipped with a fleet of one vehicle and staff of over 96 employees.

For the financial year ended April 30, 2024, our net revenue amounted to S$24,201,834 of which the total revenue from greenfield and brownfield projects, and ad-hoc services accounted for S$22,766,161 and S$1,435,673, respectively.

For the financial year ended April 30, 2025, our net revenue amounted to S$15,358,387 of which the total revenue from greenfield and brownfield projects, and ad-hoc services accounted for S$11,902,567 and S$3,455,820, respectively.

Our net profit after income tax amounted to S$2,007,469 and net profit after income tax amounted to S$42,980 for the financial years ended April 30, 2024 and 2025, respectively.

For the six months ended October 31, 2025, our net revenue amounted to S$6,951,990 of which the total revenue from greenfield and brownfield projects, and ad-hoc services accounted for S$6,279,277 and S$672,713 respectively. Our net loss after income tax amounted to S$1,509,733.

Description and Analysis of Principal Components of Our Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Results of Operations

Comparison for the Six Months Ended October 31, 2024 and 2025

The following table sets forth a summary of our consolidated results of operations for the periods indicated:

	For the Six Months Ended October 31,
	2024	2025
	S$	S$

Revenue	7,279,839	6,951,990
Cost of sales	(6,083,081)	(6,501,394)
Gross profit	1,196,758	450,596

Distribution costs	(56,405)	(115,812)
Administrative expenses	(924,987)	(1,609,805)
Impairment loss on financial assets	(5,087)	67,972
	(986,479)	(1,657,645)

Income/(Expense) from operations	210,279	(1,207,049)

Other income/(expenses)
Finance costs	(34,808)	(77,981)
Other income	22,681	56,962
	(12,127)	(21,019)
Profit/(Loss) before income tax expense	198,152	(1,228,068)
Income tax expense	(1,404)	(281,665)
Profit/(Loss) for the period	196,748	(1,509,733)

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Revenue

As set forth in the following table, during the six months ended October 31, 2024 and 2025, our revenue was derived from green and brown field projects and ad-hoc services in Singapore:

	For the Six Months Ended October 31,
	2024		2025
	S$	%	S$	%

Greenfield and brownfield projects	5,544,368	76.2	6,279,277	90.3
Ad-hoc services*	1,735,471	23.8	672,713	9.7
Total	7,279,839	100.0	6,951,990	100.0

* Non-project works and services is comprised of revenue from service fee, labor cost charged, rental of machinery and equipment, transport costs incurred, maintenance works charged, among other things.

Our total revenue decreased by S$327,849 or approximately 4.5% from S$7,279,839 for the six months ended October 31, 2024 to S$6,951,990 for the six months ended October 31, 2025. The decrease was mainly attributable to a lower level of project activity and progress during the financial period October 31, 2025 as compared to same period of the previous year.

Our net profit after income tax was S$196,748 for the six months ended October 31, 2024, as compared to a net loss after income tax of S$1,509,733 for the six months ended October 31, 2025. The loss was primarily attributable to lower gross profit in line with a lower level of project activity and progress during the period, together with increases in administrative expenses, finance costs and income tax expense.

For the six months ended October 31, 2024, approximately 7.9% of our total revenue was generated from projects derived from public sectors and for the six months ended October 31, 2025, approximately 35.6% of our total revenue was generated from projects derived from public sectors. For the six months ended October 31, 2024 and 2025, our revenue generated from projects derived from private sectors accounted for approximately 68.3% and 54.7% of our total revenue and our revenue generated from non-projects works and services accounted for approximately 23.8% and 9.7% of our total revenue, respectively.

Cost of Sales exclusive of depreciation and amortization expenses

During the six months ended October 31, 2024 and 2025, our Group’s cost of sales increased by S$418,313 or approximately 6.88% to S$6,501,394 for the six months ended October 31, 2025 from S$6,083,081 for the six months ended October 31, 2024. The cost of sales increase during the six months ended October 31, 2025, primarily due to higher project execution costs, alongside a lower level of project activity and progress during the period.

2

Distribution Costs

Our distribution costs are comprised mainly of advertisement expenses, local transportation expenses, entertainment expenses, gifts and donations, subscriptions and memberships and sponsorships. The following table sets forth the breakdown of our selling and distribution expenses for the six months ended October 31, 2024 and 2025:

	For the Six Months Ended October 31,
	2024		2025
	S$	%	S$	%

Advertisement expenses	1,467	2.6	7,210	6.2
Entertainment	14,131	25.0	67,592	58.4
Gifts & Donations	3,989	7.1	5,180	4.5
Subscriptions/Memberships	2,000	3.5	282	0.2
Sponsorships	8,948	15.9	-	-
Transportation	25,870	45.9	35,548	30.7
Total	56,405	100.0	115,812	100.0

Our distribution costs remained relatively low as a percentage of revenue for the six months ended October 31, 2024 and 2025, respectively, representing approximately 0.8% and 1.7% of our total revenue for the corresponding financial periods.

Administrative Expenses

The following table sets forth the breakdown of our administrative expenses for the six months ended October 31, 2024 and 2025:

	For the Six Months Ended October 31,
	2024		2025
	S$	%	S$	%

Administrative expenses
Audit fee	-	-	25,746	1.6
Bad debts write-off	-	-	15,109	0.9
Bank charges	6,404	0.7	24,878	1.6
Staff costs	535,273	57.9	613,017	38.1
Director’s remuneration	31,590	3.4	93,791	5.8
Depreciation	54,996	5.9	24,587	1.5
Insurance	14,714	1.6	48,548	3.1
Professional fees	222,645	24.1	63,305	3.9
Property maintenance and property tax	6,457	0.7	7,243	0.4
Travelling	5,298	0.6	-	-
Upkeep of motor vehicles	7,565	0.8	9,428	0.6
Utilities	7,179	0.8	8,086	0.5
Others	32,866	3.5	676,067	42.0
Total	924,987	100.0	1,609,805	100.0

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Administrative expenses consisted primarily of bank charges, staff costs, director’s remuneration, depreciation, insurance expenses, professional fees and other miscellaneous administrative expenses.

Staff costs mainly represented employee benefits expenses to our employees.

Depreciation expense is charged on our property, plant and equipment which includes (i) leasehold property; (ii) motor vehicles; (iii) office equipment; (iv) furniture and fittings; (v) renovation; (vi) computer software; (vii) computer and (viii) testing equipment.

Administrative expenses increased by S$684,818 or approximately 74.0% from S$924,987 for the six months ended October 31, 2024 to S$1,609,805 for the six months ended October 31, 2025. The increase was primarily due to advisory and consultancy fees amounting to S$536,379 for the six months ended October 31, 2025.

Other Income (Expenses)

Finance Costs

Finance costs primarily consisted of accrued interest from bank borrowings and lease liabilities. Finance costs increased by S$43,173, or approximately 124% from S$34,808 for the six months ended October 31, 2024 to S$77,981 for the six months ended October 31, 2025. The increase was primarily attributable to higher borrowing levels and prevailing interest rates during the period.

Other Income

The following table sets forth the breakdown of our other income for the six months ended October 31, 2024 and 2025:

	For the Six Months Ended October 31,
	2024		2025
	S$	%	S$	%

Government grant	2,126	9.4	16,972	29.8
Interest income	-	-	31,204	54.8
Foreign exchange gain	328	1.4	1,925	3.4
Fair value changes on financial assets at fair value through profit or loss	7,681	33.9	5,249	9.2
Rental income	-	-	1,000	1.8
Sundry income	12,546	55.3	612	1.0
Total	22,681	100.0	56,962	100.0

Other income primarily consisted of government grants, fair value change on keyman insurance and gain from foreign currency exchange. Other income increased by S$34,281, or approximately 151.1% from S$22,681 for the six months ended October 31, 2024 to S$56,962 for the six months ended October 31, 2025. The increase was primarily attributable to interest income recognized during the period.

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Income Tax Expense

As the Group had unutilized capital allowance and trade losses as of April 30, 2024, which were carried forward and used to offset against the taxable income of the Group for the six months ended October 31, 2024, there was no current income tax expense for that period.

During the six months ended October 31, 2025, the Group recognized an income tax expense of S$281,665, primarily due to adjustments relating to prior financial periods.

Net Profit /(Loss) After Income Tax

As a result of the foregoing, our net profit after income tax amounted to S$196,748 for the six months ended October 31, 2024, and our net loss after income tax was S$1,509,733 for the six months ended October 31, 2025.

Liquidity and Capital Resources

As of April 30, 2024, our cash balances amounted to approximately S$1,868,461, our current assets were S$7,077,663, and our current liabilities were S$4,956,233. For the financial year ended April 30, 2024, we generated profit for the financial year of S$2,007,469 with net operating cash inflows of S$609,817.

As of April 30, 2025, our cash balances amounted to approximately S$759,891, our current assets were S$7,459,826, and our current liabilities were S$6,002,617. For the financial year ended April 30, 2025, we generated profit for the financial year of S$42,980 with net operating cash outflows of S$926,041.

As of October 31, 2024, our cash balances amounted to approximately S$1,285,607, our current assets were S$5,743,291 and our current liabilities were S$4,922,930. For the six months ended October 31, 2024, we generated profit for the financial period of S$196,748 with net operating cash inflows of S$35,370.

As of October 31, 2025, our cash balances amounted to approximately S$2,099,709, our current assets were S$11,796,338 and our current liabilities were S$5,219,478. For the six months ended October 31, 2025, we generated loss for the financial period of S$1,509,733 with net operating cash outflows of S$3,679,130.

During the year ended April 30, 2025, Herlin declared interim tax exempt (one-tier) dividends of S$200,000 and S$300,000 to Mr. Lim, our Chief Executive Director, and the controlling shareholder of our Company, on June 3, 2024 and October 30, 2024, respectively. As of April 30, 2025, all such dividends had been paid.

On November 18, 2024, Herlin declared an interim tax exempt (one-tier) dividend of S$1.1 million to Mr. Lim. As of the date of this Report, all dividends have been paid.

In assessing our liquidity, we believe that our current cash balances, operating cash flows and available banking facilities are expected to be sufficient to meet our working capital requirements and debt obligations in the 12 months following the date on which our audited financial statements are issued.

Our liquidity and working capital requirements have primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of net proceeds from this offering and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from the offering and other equity and debt financing as and when appropriate.

Beyond the 12 months following the date on which our audited financial statements are issued, we expect that our projected cash flows from operating activities and available financing sources will support our working capital requirements and debt obligations.

However, if we experience an adverse operating environment or incur unanticipated capital expenditures, or if we decided to accelerate our growth, then additional financing may be required. No assurance can be provided, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

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Cash Flows Analysis

Cash Flows for the Six Months Ended October 31, 2024 and 2025

The following table sets forth a summary of our cash flows for the periods indicated.

	Six Months Ended October 31,
	2024	2025
	S$	S$

Net cash provided by/(used in) operating activities	35,370	(3,679,130)
Net cash used in investing activities	(149,535)	(2,220,511)
Net cash (used in)/from financing activities	(468,689)	7,239,459
(Decrease)/increase in cash and cash equivalents	(582,854)	1,339,818
Cash and cash equivalents at the beginning of the period	1,868,461	759,891
Cash and cash equivalents at the end of the period	1,285,607	2,099,709

Cash flows from operating activities

For the six months ended October 31, 2024, our net cash generated by operating activities was S$35,370, which primarily consisted of our profit before income tax of S$198,152, as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations. Adjustments for non-cash items and non-operating items consisted of (i) fair value gains on financial assets of S$7,681; (ii) unrealized foreign exchange losses of S$10,851; (iii) depreciation of property, plant and equipment of S$54,996; (iv) finance costs from bank borrowings and lease liabilities of S$34,808; and (v) allowance for expected credit losses for trade and other receivable and contract assets of S$5,087. Changes in operating assets and liabilities mainly included an increase in contract assets of S$787,261 which was offset by (i) a decrease in trade and other receivables of S$40,830; (ii) a decrease in trade and other payables of S$470,720; (iii) a decrease in contract liabilities of S$506,549; and (iv) tax paid of S$30,005.

For the six months ended October 31, 2025, our net cash used in operating activities was S$3,679,130, which primarily consisted of our loss before income tax of S$1,228,068, as adjusted for non-cash items and non-operating items, changes in operating activities and cash used in operations. Adjustments for non-cash items and non-operating items consisted of (i) fair value gains on financial assets of S$5,249; (ii) unrealized foreign exchange losses of S$1,952; (iii) depreciation of property, plant and equipment of S$24,587; (iv) finance costs from bank borrowings and lease liabilities of S$77,981; (v) interest income S$31,204 and (vi) reversal for expected credit losses for trade and other receivable and contract assets of S$67,972. Changes in operating assets and liabilities mainly included an increase in contract assets of S$311,744, an increase in contract liabilities of S$230,293 which was offset by (i) a decrease in trade and other receivables of S$2,466,970; (ii) a decrease in trade and other payables of S$493,008; (iii) tax paid of S$33,216.

Cash flow used in investing activities

For the six months ended October 31, 2024, net cash used in investing activities was S$149,535, which related to payment of initial public offering cost.

For the six months ended October 31, 2025, net cash used in investing activities was S$2,220,511, which consisted of (i) loans to third parties of S$1,821,680, (ii) purchase of property, plant and equipment of S$20,431 and (iii) payment of initial public offering cost of S$378,400.

Cash flow from/used in financing activities

For the six months ended October 31, 2024, net cash used in financing activities was S$468,689 which primarily consisted of (i) repayment of bank borrowings of S$252,558; (ii) repayment of lease liabilities of S$16,131 and (iii) dividends paid of S$200,000.

For the six months ended October 31, 2025, net cash generated from financing activities was S$7,239,459 which primarily consisted of (i) proceeds from bank borrowings S$1,127,043, (ii) proceeds from issuance of ordinary shares in subsidiary of S$7,666,801, which were offset by (iii) repayment of bank borrowings of S$932,784; (iv) dividend paid S$600,000 and (v) repayment of lease liabilities of S$21,601.

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